Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended March 31, 2024
New York – April 24, 2024 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a global leader in providing artificial intelligence (“AI”) and augmented reality (“AR”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended March 31, 2024.
Highlights for the Three Months Ended March 31, 2024
•Total revenue was $14.3 million for the three months ended March 31, 2024, compared to $12.1 million in the same period of 2023, an increase of 17.7%. The increase was primarily due to strong growth momentum in the revenue of AI- and AR- cloud solutions and mobile app subscriptions.
•Gross profit was $11.2 million for the three months ended March 31, 2024, compared with $9.6 million in the same period of 2023, an increase of 16.9%.
•Net income was $0.6 million for the three months ended March 31, 2024, compared to a net income of $0.7 million during the same period of 2023, a decrease of 9.4%.
•Adjusted net income (non-IFRS)1 was $1.5 million for the three months ended March 31, 2024, compared to adjusted net income (non-IFRS) of $1.3 million in the same period of 2023, an increase of 14.5%.
•Operating cash flow was positive $3.5 million in the first quarter of 2024, compared to $3.8 million in the same period of 2023.
•The Company had 152 Key Customers as of March 31, 2024, compared with 162 Key Customers as of December 31, 2023. The decrease mainly resulted from non-renewal by some brand clients, including due to financial pressures.
•As of March 31, 2024, the Company’s customer base included 666 brand clients, with over 745,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 645 brand clients and over 704,000 digital SKUs as of December 31, 2023.
Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “Our AI strategy, encompassing Beauty AI, Skin AI, Fashion AI, and Gen AI, continues to drive robust growth for our business. We kickstarted 2024 with an outstanding first quarter results, achieving a 17.7% year-over-year high teen number revenue growth with positive net income. This performance was driven by strong momentum in our AI- and AR- cloud solutions and subscription revenue and the rapid development in our AI technologies. As the enterprise market gradually regains its momentum, we are well-positioned to deepen our penetration across diverse verticals, delivering AI-powered skin solutions and driving increased adoption of our virtual try-on services within the makeup, jewelry, and fashion industries. With our proven track record across multiple sectors, we are confident that our advanced AI capabilities and strong partnership with clients will continue to fuel our business growth, pushing the boundaries of innovation and delivering values to our customers and shareholders in 2024 and beyond.”
Financial Results for the Three Months Ended March 31, 2024
Revenue
Total revenue was $14.3 million for the three months ended March 31, 2024, compared to $12.1 million in the same period of 2023, an increase of 17.7%.
•AI- and AR- cloud solutions and subscription revenue was $12.4 million for the three months ended March 31, 2024, compared to $10.4 million in the same period of 2023, an increase of 19.6%. The double digit growth was driven by strong demand for the Company’s online virtual product try-on and skincare solutions from brand customers, the robust momentum in the growth of YouCam mobile beauty app subscription, and the growing popularity for its Gen AI technologies and AI editing features for photos and videos. The Company’s YouCam mobile beauty app active subscribers grew by 30.0% year over year, reaching a record high of over 902,000 active subscribers at the end of the first quarter of 2024. This
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

increase reflected the continuous demand in the Company’s YouCam mobile beauty app services from subscribers and users.
•Licensing revenue was $1.6 million for the three months ended March 31, 2024, compared to $1.5 million in the same period of 2023, an increase of 7.1%. The increase was due to slightly higher demand from the legacy license product in this quarter.
•Advertisement revenue was $0.3 million for the three months ended March 31, 2024, which remained flat compared to the same period of 2023. The Company expects this revenue will gradually become immaterial as it continues to allocate less resources to advertisement services and focus on expanding the market leadership in providing AI- and AR- SaaS solutions to brand customers and mobile app subscribers.
Gross Profit
Gross profit was $11.2 million (or 78.3% gross margin) for the three months ended March 31, 2024, compared with $9.6 million (or 78.8% gross margin) in the same period of 2023, an increase of 16.9%. Despite the increase in gross profit, our gross margin slightly decreased due to the increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple related to the growth in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses were $12.4 million for the three months ended March 31, 2024, compared with $11.1 million in the same period of 2023, an increase of 11.8%. The increase was primarily due to higher sales and marketing expenses in the first quarter of 2024.
•Sales and marketing expenses were $7.2 million for the three months ended March 31, 2024, compared to $6.0 million during the same period of 2023, an increase of 19.0%. This increase was due to an increase in marketing events and user acquisition costs.
•Research and development (“R&D”) expenses were $3.0 million for the three months ended March 31, 2024, compared to $2.6 million during the same period of 2023, an increase of 15.4%. The increase resulted from the increase in R&D headcount.
•General and administrative expenses were $2.2 million for the three months ended March 31, 2024, compared to $2.4 million during the same period of 2023, a decrease of 9.9%. The decrease was due to a lower directors and officers insurance expense in the first quarter of 2024 due to the lower rate of insurance fees.
Net Income
Net Income was $0.6 million for the three months ended March 31, 2024, compared to a net income of $0.7 million during the same period of 2023. The positive net income in the first quarter of 2024 was supported by continued revenue growth and effective cost control.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $1.5 million for the three months ended March 31, 2024, compared to adjusted net income of $1.3 million in the same period of 2023, an increase of 14.5%.
Liquidity
As of March 31, 2024, the Company held $122.0 million in cash and cash equivalents (or $157.3 million when including 6-month time deposits of $35.3 million, which are classified as current financial assets at amortized cost under IFRS), compared to $123.9 million as of December 31, 2023 (or $154.2 million when including time deposits). The increase in cash and cash equivalents, including 6-month time deposits, resulted from the positive operating cash flow and the interest income received from the Company’s bank deposits.

The Company had a positive operating cash flow of $3.5 million in the first quarter of 2024, compared to $3.8 million in the same period of 2023. The positive cash flows demonstrated the Company’s ability to generate sufficient cash flow to support business operations.

Business Outlook for 2024
Based on the strong momentum in both enterprise SaaS solution demands and YouCam mobile apps subscriptions, the Company anticipates a healthy recovery in 2024. Perfect Corp. expects its year-over-year growth rate of total revenue in 2024 to range from 12% to 16% compared to 2023.

Note that this forecast is based on the Company’s current assessment of the market and operational conditions, and that these factors are subject to change.
Conference Call Information
The Company’s management will hold an earnings conference call at 8 p.m. Eastern Time on April 24, 2024 (8 a.m. Taipei Time on April 25, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.
Registration Link: https://registrations.events/direct/Q4I2167050350

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry brands and retailers by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures
This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs2, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange gain (loss) from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange gains (losses), which historically have predominantly been unrealized, have not been material since 2023. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

2 The one-off transaction cost in the first quarter of 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2024.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND MARCH 31, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	March 31, 2024
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$123,871	$121,960
Current financial assets at amortized cost	30,300	35,300
Current contract assets	2,770	2,251
Accounts receivable	6,992	7,699
Other receivables	343	707
Current income tax assets	311	344
Inventories	33	28
Other current assets	4,042	3,491
Total current assets	168,662	171,780
Non-current assets
Property, plant and equipment	380	420
Right-of-use assets	847	725
Intangible assets	77	64
Deferred income tax assets	257	692
Guarantee deposits paid	140	139
Total non-current assets	1,701	2,040
Total assets	$170,363	$173,820

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND MARCH 31, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	March 31, 2024
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$15,346	$18,216
Other payables	10,331	9,720
Other payables – related parties	50	49
Current tax liabilities	21	225
Current provisions	2,394	2,179
Current lease liabilities	481	486
Other current liabilities	277	224
Total current liabilities	28,900	31,099
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,566	1,670
Non-current lease liabilities	387	266
Net defined benefit liability, non-current	79	80
Guarantee deposits received	25	25
Total non-current liabilities	2,057	2,041
Total liabilities	30,957	33,140

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	510,399	511,000
Retained earnings
Accumulated deficit	(380,472)	(379,842)
Other equity interest
Other equity interest	(523)	(663)
Treasury shares	(190)	—
Total equity	139,406	140,680
Total liabilities and equity	$170,363	$173,820

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended March 31
	2023	2024
Items	Amount	Amount
Revenue	$12,145	$14,289
Cost of sales and services	(2,569)	(3,095)
Gross profit	9,576	11,194
Operating expenses
Sales and marketing expenses	(6,027)	(7,170)
General and administrative expenses	(2,413)	(2,175)
Research and development expenses	(2,629)	(3,035)
Total operating expenses	(11,069)	(12,380)
Operating loss	(1,493)	(1,186)
Non-operating income and expenses
Interest income	2,198	1,969
Other income	2	2
Other gains and losses	15	(316)
Finance costs	(2)	(5)
Total non-operating income and expenses	2,213	1,650
Income before income tax	720	464
Income tax benefit (expense)	(25)	166
Net income	$695	$630

Other comprehensive income (loss)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	$2	$(140)
Other comprehensive income (loss), net	$2	$(140)
Total comprehensive income	$697	$490
Net income, attributable to:
Shareholders of the parent	$695	$630
Total comprehensive income attributable to:
Shareholders of the parent	$697	$490
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.006	$0.006
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.006	$0.006

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended March 31
	2023	2024
Items	Amount	Amount
Net Income (Loss)	$695	$630
One-off Transaction Costs	33	—
Non-Cash Equity-Based Compensation	650	784
Non-Cash Valuation (Gain)/Loss of financial liabilities	(52)	104
Adjusted Net Income (Loss)[1]	$1,326	$1,518

Note (1):
In accordance with the changed definition of “adjusted net income (loss)” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the three months ended March 31, 2023 not adjusting for “foreign exchange gain (loss)” (which amounted to a loss of $36,000 for the period, as previously disclosed in our Form 6-K furnished to the SEC on April 25, 2023).

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations